Crone Rozynko, LLP
101 Montgomery Street
Suite 1950
San Francisco, CA 94104

February 21, 2008

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St, NW
Washington, DC 20549-1004
Mail Stop 7010
Attn: Dorine Miller

Re:	Huifeng Bio-Pharmaceutical Technology, Inc.
CIK No. 0001119951
Withdrawal of Amendment No. 1 to Registration Statement on Form SB/A
File No. 333-148947

Ladies and Gentlemen:

On behalf of Huifeng Bio-Pharmaceutical Technology, Inc. (the “Company”) and pursuant to Securities Act Rule 477, we hereby request that the Securities and Exchange Commission take appropriate action to withdraw the Company’s Amendment No. 1 to SB-2 Registration Statement on Form S-1/A (File No. 333-148947) filed on February 15, 2008. The Accession Number for the filing is 0001144204-08-010189 (33 Act).

The Company stated the wrong form on the cover of its EDGAR submission of the amendment referenced above and will refile using the correct form.

If you have any questions please do not hesitate to contact me at (415) 955-8900.

Very truly yours,

Crone Rozynko, LLP

By: /s/ Alisande M. Rozynko
Alisande M. Rozynko, Partner